# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: enCore Energy Corp., CIK 0001500881
CUSIP: 29259W700
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 5950 Berkshire Lane, Suite 210, Dallas, Texas (TX), 75225
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-24-046837
Filed by CIK 0001432354

## Reporting persons
- Global X Management CO LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 10,110,010; shared voting power 0; sole dispositive power 10,110,010; shared dispositive power 0; aggregate amount beneficially owned 10,110,010 (5.42% of the class)

## Item 1. Issuer
Name of issuer: enCore Energy Corp.
Address of issuer's principal executive offices: 5950 Berkshire Lane, Suite 210, Dallas, Texas, 75225

## Item 2. Person Filing
Name of person filing: Global X Management Company LLC ("GXMC")
Address of principal business office or, if none, residence: 605 3rd Avenue, 43rd Floor New York, NY 10158
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: The information in items 1 and 5 through 11 on the cover page (p. 2) on Schedule 13G is hereby incorporated by reference.
Percent of class: 5.42
Sole power to vote or to direct the vote: 10,110,010.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 10,110,010.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Certain investment companies registered under Section 8 of the Investment Company Act of 1940 managed by GXMC have the right to receive any dividends from, or the proceeds from the sale of, the securities reported herein. Such interest of Global X Uranium ETF relates to more than 5 percent of the class of securities reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Global X Management CO LLC: /s/ Ryan O'Connor, Ryan O'Connor, Chief Executive Officer (08/14/2025)